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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   (Under the Securities Exchange Act of 1934)

                               Global Signal Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37944Q 10 3
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Randal A. Nardone
                                    Secretary
                      Fortress Registered Investment Trust
                        c/o Fortress Investment Group LLC
                           1251 Avenue of the Americas
                            New York, New York 10020
                                 (212) 798-6100
-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                    COPY TO:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                December 21, 2004
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240-13d-1(e), ss. 240.13d-1(f) or ss.240.13d-1(g),
check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
   CUSIP No. 37944Q 10 3                         Page   2   of   13     Pages
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON       I.R.S. IDENTIFICATION NOS. OF ABOVE
                                          PERSONS (entities only):
           FRIT PINN LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)

           (b)
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC/AF
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                            /__/

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------------------------------------------------------------------

    NUMBER OF
                       7     SOLE VOTING POWER
      SHARES                 - 0 -
                   ------------------------------------------------------------
   BENEFICIALLY        8     SHARED VOTING POWER
                             - 19,162,248 -
     OWNED BY      ------------------------------------------------------------

       EACH            9     SOLE DISPOSITIVE POWER
                             - 0 -
    REPORTING      ------------------------------------------------------------

      PERSON          10     SHARED DISPOSITIVE POWER
                             - 19,162,248 -
       WITH        ------------------------------------------------------------

-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           - 19,162,248 -
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                           /__/
           Not Applicable
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           37.4% (based on 51,194,581 shares of common stock outstanding as of December 21, 2004)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
   CUSIP No. 37944Q 10 3                         Page   3   of   13     Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON             I.R.S. IDENTIFICATION NOS. OF
           ABOVE PERSONS (entities only):
           Fortress Registered Investment Trust
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)

           (b)

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC/AF
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                           /__/

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF                - 0 -
                   ------------------------------------------------------------
      SHARES
                       8     SHARED VOTING POWER
   BENEFICIALLY              - 20,306,252* - (inclusive of 644,000 shares
                             issuable upon exercise of options beneficially
     OWNED BY                owned by the reporting person which are exercisable
                             as of or within 60 days of December 21, 2004)
        EACH       ------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
     REPORTING               - 0 -

       PERSON      ------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
        WITH                 - 20,306,252* -

-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           - 20,306,252 -
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                            /__/

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           39.2% (based on 51,194,581 shares of common stock outstanding as of December 21, 2004 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of December 21, 2004)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           OO
-------------------------------------------------------------------------------
* 19,162,248 shares solely in its capacity as the sole member of FRIT PINN LLC.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
   CUSIP No. 37944Q 10 3                         Page   4   of   13     Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON             I.R.S. IDENTIFICATION NOS. OF
           ABOVE PERSONS (entities only):
           Fortress Pinnacle Investment Fund LLC
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)

           (b)

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                            /__/

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF                - 0 -
                   ------------------------------------------------------------
      SHARES
                       8     SHARED VOTING POWER
   BENEFICIALLY              - 5,137,444 -
                   ------------------------------------------------------------
     OWNED BY
                       9     SOLE DISPOSITIVE POWER
       EACH                  - 0 -
                   ------------------------------------------------------------
    REPORTING
                      10     SHARED DISPOSITIVE POWER
      PERSON                 - 5,137,444 -
                   ------------------------------------------------------------
       WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           - 5,137,444 -
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                           /__/

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.0% (based on 51,194,581 shares of common stock outstanding as of December 21, 2004)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IV
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
   CUSIP No. 37944Q 10 3                         Page   5   of   13     Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON             I.R.S. IDENTIFICATION NOS. OF
           ABOVE PERSONS (entities only):
           FIG Advisors LLC
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)

           (b)

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           Not Applicable
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                           /__/

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------------------------------------------------------------------

    NUMBER OF          7     SOLE VOTING POWER
                             - 0 -
      SHARES       ------------------------------------------------------------

   BENEFICIALLY        8     SHARED VOTING POWER
                             - 5,137,444 -
     OWNED BY      ------------------------------------------------------------

       EACH            9     SOLE DISPOSITIVE POWER
                             - 0 -
    REPORTING      ------------------------------------------------------------

      PERSON          10     SHARED DISPOSITIVE POWER
                             - 5,137,444 -
       WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           - 5,137,444 -
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                           /__/

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.0% (based on 51,194,581 shares of common stock outstanding as of December 21, 2004)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IA
-------------------------------------------------------------------------------
* Solely in its capacity as the investment advisor of Fortress Pinnacle I nvestment Fund LLC.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
   CUSIP No. 37944Q 10 3                         Page   6   of   13     Pages
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON             I.R.S. IDENTIFICATION NOS. OF
           ABOVE PERSONS (entities only):
           Robert H. Gidel
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)

           (b)
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           Not Applicable
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                          /__/

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
-------------------------------------------------------------------------------

    NUMBER OF          7     SOLE VOTING POWER
                             - 20,000 -
      SHARES       ------------------------------------------------------------

   BENEFICIALLY        8     SHARED VOTING POWER
                             - 5,137,444* -
     OWNED BY      ------------------------------------------------------------

       EACH            9     SOLE DISPOSITIVE POWER
                             - 20,000 -
    REPORTING      ------------------------------------------------------------

      PERSON          10     SHARED DISPOSITIVE POWER
                             - 5,137,444* -
       WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           - 5,157,444 -
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                           /__/

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.1% (based on 51,194,581 shares of common stock outstanding as of December 21, 2004)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN
-------------------------------------------------------------------------------
* Solely in his capacity as the sole manager of Fortress Pinnacle Investment Fund LLC.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
   CUSIP No. 37944Q 10 3                         Page   7   of   13     Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON             I.R.S. IDENTIFICATION NOS. OF
           ABOVE PERSONS (entities only):
           Fortress Investment Fund LLC
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)

           (b)
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           Not Applicable
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                           /__/

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF                - 0 -
                   ------------------------------------------------------------
      SHARES
                       8     SHARED VOTING POWER
   BENEFICIALLY              - 20,306,252* - (inclusive of 644,000 shares
                             issuable upon exercise of options beneficially
     OWNED BY                owned by the reporting person which are exercisable
                             as of or within 60 days of December 21, 2004)
       EACH        ------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
    REPORTING                - 0 -
                   ------------------------------------------------------------
      PERSON
                      10     SHARED DISPOSITIVE POWER
       WITH                  - 20,306,252* -


-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           - 20,306,252 -
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                            /__/

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           39.2% (based on 51,194,581 shares of common stock outstanding as of December 21, 2004 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of December 21, 2004)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           OO
-------------------------------------------------------------------------------
* Solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of Fortress Registered Investment Trust.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
   CUSIP No. 37944Q 10 3                         Page   8   of   13     Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON             I.R.S. IDENTIFICATION NOS. OF
           ABOVE PERSONS (entities only):
           Fortress Fund MM LLC
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)

           (b)

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           Not Applicable
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                           /__/
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------------------------------------------------------------------

    NUMBER OF          7     SOLE VOTING POWER
                             - 0 -
      SHARES       ------------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY              - 20,306,252* - (inclusive of 644,000 shares
                             issuable upon exercise of options beneficially
     OWNED BY                owned by the reporting person which are exercisable
                             as of or within 60 days of December 21, 2004)
       EACH        ------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
    REPORTING                - 0 -
                   ------------------------------------------------------------
      PERSON          10     SHARED DISPOSITIVE POWER
                             - 20,306,252* -
       WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           - 20,306,252 -
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                            /__/

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           39.2% (based on 51,194,581 shares of common stock outstanding as of December 21, 2004 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of December 21, 2004)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           OO
-------------------------------------------------------------------------------
* Solely in its capacity as the managing member of Fortress Investment Fund LLC.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
   CUSIP No. 37944Q 10 3                         Page   9   of   13     Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON             I.R.S. IDENTIFICATION NOS. OF
           ABOVE PERSONS (entities only):
           Fortress Investment Group LLC
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)

           (b)
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           Not Applicable

-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                           /__/

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF                - 0 -

      SHARES
                       8     SHARED VOTING POWER
   BENEFICIALLY              - 25,443,696* - (inclusive of 644,000 shares
                             issuable upon exercise of options beneficially
     OWNED BY                owned by the reporting person which are exercisable
                             as of or within 60 days of December 21, 2004)
       EACH
                       9     SOLE DISPOSITIVE POWER
    REPORTING                - 0 -

      PERSON          10     SHARED DISPOSITIVE POWER
                             - 25,443,696* -
       WITH

-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           - 25,443,696 -
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                             /__/

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.1% (based on 51,194,581 shares of common stock outstanding as of December 21, 2004 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of December 21, 2004)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           OO
-------------------------------------------------------------------------------
* Solely in its capacity as the managing member of Fortress Fund MM LLC and as the holder of all issued and outstanding shares of beneficial interest of FIG Advisors LLC.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
   CUSIP No. 37944Q 10 3                         Page   10   of   13     Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON             I.R.S. IDENTIFICATION NOS. OF
           ABOVE PERSONS (entities only):
           Fortress Investment Holdings LLC
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)

           (b)

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           Not Applicable
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                           /__/

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------------------------------------------------------------------

    NUMBER OF          7     SOLE VOTING POWER
                             - 0 -
      SHARES
                       8     SHARED VOTING POWER
   BENEFICIALLY              - 25,443,696* - (inclusive of 644,000 shares
                             issuable upon exercise of options beneficially
      OWNED BY               owned by the reporting person which are exercisable
                              as of or within 60 days of December 21, 2004)
       EACH
                       9     SOLE DISPOSITIVE POWER
    REPORTING                - 0 -

      PERSON          10     SHARED DISPOSITIVE POWER
                             - 25,443,696* -
       WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           - 25,443,696 -
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                            /__/

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.1% (based on 51,194,581 shares of common stock outstanding as of December 21, 2004 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of December 21, 2004)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           OO
-------------------------------------------------------------------------------
* Solely in its capacity as the sole member of Fortress Investment Group LLC.

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1.  Security and Issuer.

         This statement on Schedule 13D (this "Statement") relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Global Signal Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 301 North Cattlemen Road, Suite 300, Sarasota, Florida 34232.

Item 2.  Identity and Background.

         (a), (b), (c) and (f). This statement is being filed jointly by FRIT PINN LLC, a Delaware limited liability company ("FRIT PINN"), Fortress Registered Investment Trust, a Delaware business trust ("FRIT"), Fortress Pinnacle Investment Fund LLC, a Delaware limited liability company ("FPIF"), FIG Advisors LLC, a Delaware limited liability company ("FIGA"), Robert H. Gidel, an individual ("Gidel"), Fortress Investment Fund LLC, a Delaware limited liability company ("FIF"), Fortress Fund MM LLC, a Delaware limited liability company ("FFMM"), Fortress Investment Group LLC, a Delaware limited liability company ("FIG"), and Fortress Investment Holdings LLC, a Delaware limited liability company ("FIH"; together with FRIT PINN, FRIT, FIF, FFMM, and FIG, collectively, the "FIH Reporting Persons"; together with FPIF, FIGA, Gidel, and FIG, collectively, the "FPIF Reporting Persons"; and the FPIF Reporting Persons, together with the FIH Reporting Persons, collectively, the "Reporting Persons"; individually, a "Reporting Person"). The business address of each of the Reporting Persons, other than Robert Gidel, is 1251 Avenue of the Americas, New York, New York 10020. The principal business of each Reporting Person, other than Robert Gidel, is real estate-related investments. The business address of Robert Gidel is 3001 N. Rocky Point Drive, Suite 200, Tampa, Florida 33607. Mr. Gidel is a citizen of the United States of America and is the Managing Director of Liberty Partners, L.P., a partnership which makes investments in real estate operating companies and partnerships.

         Set forth in Annex A attached hereto is a listing of the director and the executive officers of FIG, the managers and members of FPIF, FIGA, FRIT PINN, FIF, FFMM and FIH, and the trustees and executive officers of FRIT (collectively, the "Covered Persons"), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference. Each of the Covered Persons is a United States citizen.

         (d) and (e). None of the Reporting Persons, or, to the best of their knowledge, the Covered Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The total amount of funds required to purchase the shares of Common Stock beneficially owned by the Reporting Persons, as described in Item 5 below, was approximately $126,575,000. Under a prearranged plan of reorganization of the Issuer, and pursuant to a Securities Purchase Agreement dated April 25, 2000, among Pinnacle Holdings, Inc., Pinnacle Towers, Inc., FRIT and Greenhill Capital Partners, L.P. and its related partnerships identified therein, FRIT and FPIF acquired, through Fortress Pinnacle Acquisition LLC ("FPA"),
16,366,598 shares of the Issuer's Common Stock for an aggregate purchase price of $81,832,990 and elected to receive an additional 6,775,272 shares of Common Stock in lieu of approximately $33,876,000 of cash for the 10% senior notes due 2008 it held in the predecessor company of the Issuer. FRIT PINN, a wholly-owned subsidiary of FRIT, held an approximate 78% membership interest of FPA and FPIF held the remaining approximate 22% membership interest. In
November 2002, FPA transferred 192,924 shares of Common Stock and 7,300 shares of Common Stock to the University of Minnesota Foundation and 100 accredited investors, respectively. In December 2002, FRIT PINN purchased 1,440,000 shares of Common Stock from Abrams Capital Partners I, L.P., Abrams Capital Partners II, L.P., and Whitecrest Partners, L.P. for an aggregate purchase price of approximately $7.3 million. In April 2004, FPA exercised a warrant it held for 418,050 shares of Common Stock at an aggregate exercise price of $3.6 million. In June 2004, in connection with the Issuer's initial public offering, FRIT
PINN was granted an option to purchase 644,000 shares of Common Stock by the Issuer, for purposes of compensating FRIT PINN for successful efforts in raising capital in the Issuer's initial public offering. In December 2004, FRIT PINN distributed its option to purchase 644,000 shares of Common Stock to its sole member FRIT. Prior to December 21, 2004, 23,359,696 shares of Common Stock was held directly by FPA and 1,440,000 shares of Common Stock was held directly by FRIT PINN. On December 21, 2004, FPA made a liquidating distribution to its members. Following the distribution, FRIT PINN holds 19,162,248 shares of Common Stock directly, FRIT holds 5,000,004 shares of Common Stock directly and FPIF holds 5,137,444 shares of Common Stock directly.

         FPA obtained the funds to purchase a portion of the shares of Common Stock reported in Item 5 below from a capital contribution made to its working capital by FRIT PINN and FPIF. FRIT PINN obtained the funds to purchase a portion of the shares of Common Stock reported in Item 5 below from a capital contribution made to its working capital by FRIT.

Item 4.  Purpose of Transaction.

         The FIH Reporting Persons, through FRIT PINN, a wholly-owned subsidiary of FRIT, and through FPA, a majority owned subsidiary of FRIT PINN, acquired the shares of Common Stock reported in Item 5 below for investment purposes and for purposes of influencing the business and affairs of the Issuer prior to the initial public offering of the Issuer's Common Stock. The FPIF Reporting Persons, except FIH and FIG as described in the preceding sentence, made the investment, through FPA, representing its shares of Common Stock reported in Item 5 below for investment purposes prior to the initial public offering of the Issuer's Common Stock. The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine to (i) dispose of all or a portion of the securities of the Issuer owned by them from time to time in public or private transactions, (ii) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the following paragraph of this Item 4 or (iv) otherwise change their investment intent. Notwithstanding anything contained herein to the contrary, the Reporting Persons specifically reserve the right to change their intentions at any time with respect to any or all of such matters, as it deems appropriate. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the Issuer's financial condition, business, operations and prospects, other developments concerning the Issuer and the wireless communications tower business generally, other business opportunities available to the Reporting Persons, other developments with respect to the business of the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer, and other relevant factors.

         Other than as described herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

         Pursuant to the Amended and Restated Investor Agreement dated as of March 31, 2004 (the "Amended and Restated Investor Agreement") among the Issuer, Fortress Pinnacle Acquisition LLC, Greenhill Capital Partners, L.P., and its related partnerships named therein, and Abrams Capital Partners II, L.P. and certain of its related partnerships named therein, and other parties named therein (each, a "Stockholder"), the Issuer granted to the Stockholders, "demand" registration rights that allow the Stockholders to request that the Issuer register under the Securities Act of 1933 an amount equal to or greater than 5% of the Issuer's stock held by such Stockholders together with their respective affiliates. Each Stockholder is entitled to an aggregate of three demand registrations. The Issuer is not required to maintain the effectiveness of the registration statement for more than 60 days. The Issuer is also not required to effect any demand registration within six months of a "firm commitment" underwritten offering to which the requestor held "piggyback" rights and which included at least 50% of the securities requested by the requestor to be included. The Issuer is not obligated to grant a request for a demand registration within six months of any other demand registration, and may refuse a request for demand registration if in the Issuer's reasonable judgment, it is not feasible for the Issuer to proceed with the registration because of the unavailability of audited financial statements.

         The Issuer granted the Stockholders "piggyback" registration rights that allow them to include the shares of common stock that they own in any public offering of equity securities initiated by the Issuer, other than those public offerings on registration statements on Forms S-4 or S-8. The "piggyback" registration rights of these Stockholders are subject to proportional cutbacks by the underwriters in the manner described in the Amended and Restated Investor Agreement.

         The Issuer granted FPA, Greenhill and their respective permitted transferees the right to request shelf registration on Form S-3, providing for an offering to be made on a continuous basis, subject to a time limit on the Issuer's efforts to keep the shelf registration statement continuously effective and the Issuer's right to suspend the use of the shelf registration prospectus for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12 month period) if the Issuer determines that certain disclosures required by the shelf registration statement would be detrimental to the Issuer or the Issuer's stockholders. In addition, each Stockholder may elect to participate in the shelf registration within ten days after notice of the registration is given.

         The Issuer has agreed to indemnify each selling stockholder against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus, unless such liability arose from the selling stockholder's misstatement or omission. The selling stockholder agrees to indemnify the Issuer against all losses caused by its misstatements or omissions. The Issuer will pay all expenses incident to its performance under the Amended and Restated Investor Agreement, and the selling stockholders will pay their respective portions of all underwriting discounts, commissions and transfer taxes relating to the sale of their shares under the agreement. A copy of the Option Agreement is attached hereto as
Exhibit 1.2 and is incorporated herein by reference.

         In connection with the Issuer's initial public offering, on June 2, 2004, FRIT PINN was granted an option by the Issuer pursuant to a Non-Qualified Stock Option Agreement dated June 8,2004 (the "Option Agreement") between the Issuer and FRIT PINN. The Option Agreement provides FRIT PINN or its affiliates the right to purchase 644,000 shares of Common Stock (the "Option Shares") at an exercise price of $18.00 per share (which is equal to the Issuer's initial public offering price per share). This option is immediately exercisable and vestable and will remain exercisable for a period of ten years. In December 2004, FRIT PINN distributed its option to purchase 644,000 shares of Common Stock to its sole member FRIT. A copy of the Option Agreement is attached hereto as Exhibit 1.3 and is incorporated herein by reference.

         As part of the Issuer's board compensation package for independent directors of the Issuer's board of directors, Robert Gidel will be granted 5,000 shares of Common Stock on each of the first days following the annual meeting of stockholders in 2005 and the annual meeting of stockholders in 2006.

         FRIT PINN entered into a credit agreement, dated as of December 21, 2004, with Bank of America, N.A., Morgan Stanley Asset Funding Inc., the other lenders that may become parties thereto and Banc of America Securities LLC (the "Credit Agreement"). Pursuant to the Credit Agreement, FRIT PINN borrowed $160.0 million from the lenders thereunder and this amount is secured by a pledge by FRIT PINN of a total of 19,162,248 shares of the Issuer's Common Stock owned by FRIT PINN. The term of the Credit Agreement is 18 months. The 19,162,248 shares of Common Stock represents approximately 37% of the Issuer's issued and outstanding Common Stock as of December 21, 2004.

         The Credit Agreement contains representations, covenants and default provisions, relating to FIH, FRIT PINN and the Issuer and also requires prepayment of a portion of the borrowings by FRIT PINN in the event the trading price of the Issuer's Common Stock decreases below $16.70 and prepayment or payment in full at prices below certain other lower specified levels. In the event of a default under the Credit Agreement by FRIT PINN, the lenders may foreclose upon and sell any and all shares of Common Stock pledged to them. FRIT PINN has agreed in the Credit Agreement to exercise its right to cause the Issuer to file a shelf registration statement pursuant to the Amended and Restated Investor Agreement. The registration statement will cover sales by the lenders of shares of the pledged Common Stock in the event of a foreclosure by any of them and is required to be filed by June 6, 2005 pursuant to the Credit Agreement.

         Except as set forth above, each Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) - (b) For the reasons set forth below, each of the FPIF Reporting Persons may be deemed to beneficially own the 5,137,444 shares of Common Stock (the "FPIF Shares") held directly by FPIF. FPIF directly owns 5,137,444 shares of Common Stock. Gidel directly owns 20,000 shares of Common Stock. Each of FIGA, FIG and FIH does not directly own any securities of the Issuer. However,
(i) Gidel as sole manager of FPIF has the ability to direct the management of FPIF's business and affairs; (ii) FIGA has the ability to direct the management of FPIF's business and affairs as the investment advisor of FPIF; (iii) FIG has the ability to direct the management of FIGA's business and affairs as the holder of all issued and outstanding shares of beneficial interest of FIGA; and
(iv) FIH has the ability to direct the management of FIG's business and affairs as the sole member of FIG.

         For the reasons set forth below, each of the FIH Reporting Persons, except FRIT PINN to the extent described below, may be deemed to beneficially own the 20,306,252 shares of Common Stock (inclusive of 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of December 21, 2004) (the "Fortress Shares"; together with the FPIF shares, the "Reported Shares"). FRIT PINN directly owns 19,162,248 shares of Common Stock and FRIT directly owns 1,144,004 shares of Common Stock (inclusive of 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of December 21, 2004) (the "FRIT Shares"). Each of FIF, FFMM, FIG and FIH does not directly own any securities of the Issuer. However, (i) FRIT has the ability to direct the management of FRIT PINN's business and affairs as the sole member of FRIT PINN; (ii) FIF has the ability to direct the management of FRIT's business and affairs as the holder of all issued and outstanding shares of beneficial interest of FRIT; (iii) FFMM has the ability to direct the management of FIF's business and affairs as the managing member of FIF; (iv) FIG has the ability to direct the management of FFMM's business and affairs as the managing member of FFMM, and (v) FIH has the ability to direct the management of FIG's business and affairs as the sole member of FIG. FRIT PINN may not be deemed to beneficially own the FRIT Shares. With respect to such shares of Common Stock, (i) none of the Reporting Persons, except Gidel with respect to the 20,000 shares of Common Stock he holds directly, has the sole power to vote or to direct the vote, or to dispose or to direct the disposition, of the Reported Shares; and (ii) each of the FIH Reporting Persons, except FRIT PINN with respect to the FRIT Shares, has the shared power to vote or to direct the vote, or to dispose or to direct the disposition of the Fortress Shares and each of the FPIF Reporting Persons has the shared power to vote or direct the vote, or to dispose or to direct the disposition, of the FPIF Shares. As a result of acquisition of the Reported Shares and the distribution by FPA, FRIT PINN controls 37.4% of the outstanding voting capital stock of the Issuer; Gidel, FPIF and FIGA collectively control 10.0% of the outstanding voting capital stock of the Issuer and Gidel individually controls less than an additional 1.0% of the outstanding voting capital stock of the Issuer; FRIT, FIF and FFMM collectively control 39.2% of the outstanding voting capital stock of the Issuer; and FIG and FIH collectively control 49.1% of the outstanding voting capital stock of the Issuer. The purchase price for all such shares acquired by FRIT, FRIT PINN and FPIF is approximately $126,575,000. None of the Covered Persons directly owns any securities of the Issuer, except Robert Gidel as set forth herein and Wesley R. Edens who directly owns 50,100 shares. However, by reason of their status as a manager or executive officer, or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock owned directly or otherwise beneficially by such Reporting Person. The Reporting Persons have been advised that each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock from time to time owned directly or otherwise beneficially by such Reporting Persons.

         (c) With respect to transactions in shares of Common Stock that were effected within the past 60 days, please see Item 3 and Item 4 above.

         (d) Pursuant to the Credit Agreement, distributions paid to FRIT PINN by the Issuer, including dividends, must be deposited into a collateral account. The lenders under the Credit Agreement have a lien on this account and FRIT PINN is required to maintain at least $4 million in the account to be used to pay interest on the loan. However, if the loan to value percentage of the pledged Common Stock exceeds the required threshold, FRIT PINN may withdraw amounts above such $4 million threshold.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4 above. Except as provided in the Amended and Restated Investor Agreement, the Option Agreement, the Credit Agreement or as set forth herein, neither any of the Reporting Persons nor, to the best of such Reporting Persons' knowledge, any of the Covered Persons has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit                Description

1.1 Joint Filing Agreement, dated December 31, 2004, by and between Fortress Pinnacle Investment Fund LLC, a Delaware limited liability company, FIG Advisors LLC, a Delaware limited liability company, Robert H. Gidel, FRIT PINN LLC, a Delaware limited liability company, Fortress Registered Investment Trust, a Delaware business trust, Fortress Investment Fund LLC, a Delaware limited liability company, Fortress Fund MM LLC, a Delaware limited liability company, Fortress Investment Group LLC, a Delaware limited liability company, and Fortress Investment Holdings LLC, a Delaware limited liability company.

1.2 Amended and Restated Investor Agreement dated as of March 31, 2004 among Global Signal Inc., Fortress Pinnacle Acquisition LLC, Greenhill Capital Partners, L.P., and its related partnerships named therein, and Abrams Capital Partners II, L.P. and certain of its related partnerships named therein, and other parties named therein (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-11 (Amendment No. 1) (No. 333-112839) filed on April 2,
                       2004)

1.3 Non-Qualified Stock Option Agreement dated June 8,2004 (the "Option Agreement") between Global Signal, Inc. and FRIT PINN LLC.

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2004

                                          FORTRESS PINNACLE INVESTMENT FUND LLC


                                          By: /s/ Robert H. Gidel
                                              ---------------------------------
                                              Robert H. Gidel
                                              as sole manager of Fortress
                                              Pinnacle Investment Fund LLC


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2004

                                           FIG ADVISORS LLC


                                           By:/s/ Randal A. Nardone
                                              ---------------------------------
                                              Randal A. Nardone
                                              as Chief Operating Officer of
                                              Fortress Investment Group LLC,
                                              managing member of FIG Advisors
                                              LLC


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2004

                                           ROBERT H. GIDEL


                                           /s/ Robert H. Gidel
                                           ------------------------------------
                                           Robert H. Gidel

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2004

                                           FRIT PINN LLC


                                           By: /s/ Randal A. Nardone
                                              ---------------------------------
                                              Randal A. Nardone
                                              as Vice President and Secretary


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2004

                                           FORTRESS REGISTERED INVESTMENT TRUST


                                           By:/s/ Randal A. Nardone
                                              ---------------------------------
                                              Randal A. Nardone
                                              as Chief Operating Officer and
                                              Secretary


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2004

                                           FORTRESS INVESTMENT FUND LLC


                                           By: /s/ Randal A. Nardone
                                              ---------------------------------
                                              Randal A. Nardone
                                              as Chief Operating Officer and
                                              Secretary of Fortress Fund MM LLC,
                                              managing member of Fortress
                                              Investment Fund LLC

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2004

                                           FORTRESS FUND MM LLC


                                           By:/s/Randal A. Nardone
                                              ---------------------------------
                                              Randal A. Nardone
                                              as Chief Operating Officer and
                                              Secretary


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2004

                                           FORTRESS INVESTMENT GROUP LLC


                                           By:/s/Randal A. Nardone
                                              --------------------------------
                                              Randal A. Nardone
                                              as Chief Operating Officer


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2004

                                           FORTRESS INVESTMENT HOLDINGS LLC


                                           By:/s/Randal A. Nardone
                                              ---------------------------------
                                              Randal A. Nardone
                                              As Manager

                                                                ANNEX A

               OFFICERS OF FORTRESS PINNACLE INVESTMENT FUND LLC

         The name and principal occupation of each of the officers of Fortress Pinnacle Investment Fund LLC are listed below. The principal business address of each of the officers of Fortress Pinnacle Investment Fund LLC is 1251 Avenue of the Americas, New York, NY 10020.


-------------------------------------------------------------------------------------------------
NAME                                    PRINCIPAL OCCUPATION
--------------------------------------- ---------------------------------------------------------
Wesley R. Edens                         Chairman and Member of Management Committee of Fortress
                                        Investment Group LLC and Fortress Investment Holdings
                                        LLC
-------------------------------------------------------------------------------------------------
Robert I. Kauffman                      Member of Management Committee of Fortress Investment
                                        Group LLC and Fortress Investment Holdings LLC
-------------------------------------------------------------------------------------------------
Randal A. Nardone                       Member of Management Committee of Fortress Investment
                                        Group LLC and Fortress Investment Holdings LLC
-------------------------------------------------------------------------------------------------
Jeffrey R. Rosenthal                    Chief Financial Officer of Fortress Investment Group's
                                        Private Equity Funds
-------------------------------------------------------------------------------------------------
Lilly Donohue                           Managing Director of Investor Relations of Fortress
                                        Investment Group LLC
-------------------------------------------------------------------------------------------------


                    MEMBERS AND MANAGERS OF FIG ADVISORS LLC

         The name and principal occupation of each of the members and managers of FIG Advisors LLC, the investment advisor of Fortress Pinnacle Investment Fund LLC, are listed below. The principal business address of each of the members and managers of FIG Advisors LLC is 1251 Avenue of the Americas, New York, NY 10020.


-------------------------------------------------------------------------------------------------
NAME                                     PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------------
Wesley R. Edens                          Chairman and Member of Management Committee of Fortress
                                         Investment Group LLC and Fortress Investment Holdings
                                         LLC
-------------------------------------------------------------------------------------------------
Robert I. Kauffman                       Member of Management Committee of Fortress Investment
                                         Group LLC and Fortress Investment Holdings LLC
-------------------------------------------------------------------------------------------------
Randal A. Nardone                        Member of Management Committee of Fortress Investment
                                         Group LLC and Fortress Investment Holdings LLC
-------------------------------------------------------------------------------------------------
Jeffrey R. Rosenthal                     Chief Financial Officer of Fortress Investment Group's
                                         Private Equity Funds
-------------------------------------------------------------------------------------------------

                     MEMBERS AND MANAGERS OF FRIT PINN LLC

         The name and principal occupation of each of the members and managers of FRIT PINN LLC are listed below. The principal business address of each of the members and managers of FRIT PINN LLC is 1251 Avenue of the Americas, New York, NY 10020.


-------------------------------------------------------------------------------------------------
NAME                                     PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------------
Wesley R. Edens                          Chairman and Member of Management Committee of Fortress
                                         Investment Group LLC and Fortress Investment Holdings
                                         LLC
-------------------------------------------------------------------------------------------------
Randal A. Nardone                        Member of Management Committee of Fortress Investment
                                         Group LLC and Fortress Investment Holdings LLC
-------------------------------------------------------------------------------------------------
Jeffrey R. Rosenthal                     Chief Financial Officer of Fortress Investment Group's
                                         Private Equity Funds
-------------------------------------------------------------------------------------------------
William B. Doniger                       Managing Director of Fortress Investment Group
-------------------------------------------------------------------------------------------------


    TRUSTEES AND EXECUTIVE OFFICERS OF FORTRESS REGISTERED INVESTMENT TRUST

         The name and principal occupation of each of the trustees and executive officers of Fortress Registered Investment Trust, the sole member of FRIT PINN LLC, are listed below. The principal business address of each of the executive officers of Fortress Registered Investment Trust is 1251 Avenue of the Americas, New York, NY 10020.

Trustees

----------------------------------------------------------------------------------------------------------------------
NAME                                       PRINCIPAL OCCUPATION                     PRINCIPLE BUSINESS ADDRESS
----------------------------------------------------------------------------------------------------------------------
Carmen Gigliotti                           Senior Portfolio Manager,  DuPont        DuPont Pension Fund Investment
                                           Pension Fund Investment                  One Righter Pkwy Suite 3200
                                                                                    Wilmington, DE 19803
----------------------------------------------------------------------------------------------------------------------
John Deterding                             Owner, Deterding Associates              Deterding Associates
                                                                                    107 North Waterview
                                                                                    Richardson, TX 75080

----------------------------------------------------------------------------------------------------------------------
Robert   Gidel                             Managing Director, Liberty Partners,     Liberty Partners, L.P.
                                           L.P.                                     3001 North Rocky Point Drive
                                                                                    East - Suite 200
                                                                                    Tampa, Fl 33607
----------------------------------------------------------------------------------------------------------------------
Marcia Haydel                              Portfolio Manager, General Motors        General Motors Investment
                                           Investment Management Corporation        Management Corporation
                                                                                    767 Fifth Avenue  New York, NY
                                                                                    10153
----------------------------------------------------------------------------------------------------------------------
Dennis Porterfield                         Self-employed                            321 Race Track Road
                                                                                    Ho-Ho-Kus, NJ 07423

----------------------------------------------------------------------------------------------------------------------
Gary Holt                                  Investment Officer, Washington State     Washington State Investment Board
                                           Investment Board                         2100 Evergreen Park Drive SW
                                                                                    Olympia, WA 98504
----------------------------------------------------------------------------------------------------------------------
John  Sites                                Partner, Daystar Partners                Daystar Partners
                                                                                    411 Theodore Fremd Avenue  Suite
                                                                                    100
                                                                                    Rye, NY 10580
----------------------------------------------------------------------------------------------------------------------
Mark Barnard                               Director - Private Investments, Howard   Howard Hughes Medical Institute
                                           Hughes Medical Institute                 4000 Jones Bridge Road
                                                                                    Chevy Chase, MD 20815-6789
----------------------------------------------------------------------------------------------------------------------
Wesley R. Edens                            Chairman and Member of Management        Fortress Investment Group LLC
                                           Committee of Fortress Investment Group   1251 Avenue of the Americas, New
                                           LLC and Fortress Investment Holdings     York, NY 10020
                                           LLC
----------------------------------------------------------------------------------------------------------------------




Executive Officers

--------------------------------------------------------------------------------------------------
NAME                                     PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------------
Wesley R. Edens                          Chairman and Member of Management Committee of Fortress
                                         Investment Group LLC and Fortress Investment Holdings
                                         LLC
--------------------------------------------------------------------------------------------------
Robert I. Kauffman                       Member of Management Committee of Fortress Investment
                                         Group LLC and Fortress Investment Holdings LLC
--------------------------------------------------------------------------------------------------
Randal A. Nardone                        Member of Management Committee of Fortress Investment
                                         Group LLC and Fortress Investment Holdings LLC
--------------------------------------------------------------------------------------------------
Jeffrey R. Rosenthal                     Chief Financial Officer of Fortress Investment Group's
                                         Private Equity Funds
--------------------------------------------------------------------------------------------------
Lilly Donohue                            Managing Director of Investor Relations of Fortress
                                         Investment Group LLC
--------------------------------------------------------------------------------------------------


              MEMBERS AND MANAGERS OF FORTRESS INVESTMENT FUND LLC

         The name and principal occupation of each of the members and managers of Fortress Investment Fund LLC, the holder of all issued and outstanding shares of beneficial interest of Fortress Registered Investment Trust, are listed below. The principal business address of each of the directors and executive officers of Fortress Investment Fund LLC is 1251 Avenue of the Americas, New York, NY 10020.


--------------------------------------------------------------------------------------------------
NAME                                     PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------------
Wesley R. Edens                          Chairman and Member of Management Committee of Fortress
                                         Investment Group LLC and Fortress Investment Holdings
                                         LLC
--------------------------------------------------------------------------------------------------
Robert I. Kauffman                       Member of Management Committee of Fortress Investment
                                         Group LLC and Fortress Investment Holdings LLC
--------------------------------------------------------------------------------------------------
Randal A. Nardone                        Member of Management Committee of Fortress Investment
                                         Group LLC and Fortress Investment Holdings LLC
--------------------------------------------------------------------------------------------------
Peter L. Briger                          Member of Management Committee of Fortress Investment
                                         Group LLC and Fortress Investment Holdings LLC
--------------------------------------------------------------------------------------------------
Michael E. Novogratz                     Member of Management Committee of Fortress Investment
                                         Group LLC and Fortress Investment Holdings LLC
--------------------------------------------------------------------------------------------------
Daniel Bass                              Chief Financial Officer of Fortress Investment Group LLC
--------------------------------------------------------------------------------------------------

                  MEMBERS AND MANAGERS OF FORTRESS FUND MM LLC

         The name and principal occupation of each of the members and managers of Fortress Fund MM LLC, the managing member of Fortress Investment Fund LLC, are listed below. The principal business address of each of the members and managers of Fortress Fund MM LLC is 1251 Avenue of the Americas, New York, NY 10020.


--------------------------------------------------------------------------------------------------
NAME                                                         PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------------
Wesley R. Edens                          Chairman and Member of Management Committee of Fortress
                                         Investment Group LLC and Fortress Investment Holdings
                                         LLC
--------------------------------------------------------------------------------------------------
Robert I. Kauffman                       Member of Management Committee of Fortress Investment
                                         Group LLC and Fortress Investment Holdings LLC
--------------------------------------------------------------------------------------------------
Randal A. Nardone                        Member of Management Committee of Fortress Investment
                                         Group LLC and Fortress Investment Holdings LLC
--------------------------------------------------------------------------------------------------
Jeffrey R. Rosenthal                     Chief Financial Officer of Fortress Investment Group's
                                         Private Equity Funds
--------------------------------------------------------------------------------------------------


       DIRECTORS AND EXECUTIVE OFFICERS OF FORTRESS INVESTMENT GROUP LLC

         The name and principal occupation of each of the directors and executive officers of Fortress Investment Group LLC, the managing member of Fortress Fund MM LLC and the holder of all issued and outstanding shares of beneficial interest of FIG Advisors LLC, are listed below. The principal business address of each of the directors and executive officers of Fortress Investment Group LLC is 1251 Avenue of the Americas, New York, NY 10020.


--------------------------------------------------------------------------------------------------
NAME                                     PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------------
Wesley R. Edens                          Chairman and Member of Management Committee of Fortress
                                         Investment Group LLC and Fortress Investment Holdings
                                         LLC
--------------------------------------------------------------------------------------------------
Robert I. Kauffman                       Member of Management Committee of Fortress Investment
                                         Group LLC and Fortress Investment Holdings LLC
--------------------------------------------------------------------------------------------------
Randal A. Nardone                        Member of Management Committee of Fortress Investment
                                         Group LLC and Fortress Investment Holdings LLC
--------------------------------------------------------------------------------------------------
Peter L. Briger                          Member of Management Committee of Fortress Investment
                                         Group LLC and Fortress Investment Holdings LLC
--------------------------------------------------------------------------------------------------
Michael E. Novogratz                     Member of Management Committee of Fortress Investment
                                         Group LLC and Fortress Investment Holdings LLC
--------------------------------------------------------------------------------------------------
Daniel Bass                              Chief Financial Officer of Fortress Investment Group
                                         LLC and Fortress Investment Holdings LLC
--------------------------------------------------------------------------------------------------

            MEMBERS AND MANAGERS OF FORTRESS INVESTMENT HOLDINGS LLC

         The name and principal occupation of each of the members and managers of Fortress Investment Holdings LLC, the managing member of Fortress Investment Group LLC, are listed below. The principal business address of each of the members and managers of Fortress Investment Holdings LLC is 1251 Avenue of the Americas, New York, NY 10020.


--------------------------------------------------------------------------------------------------
NAME                                     PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------------
Wesley R. Edens                          Chairman and Member of Management Committee of Fortress
                                         Investment Group LLC and Fortress Investment Holdings
                                         LLC
--------------------------------------------------------------------------------------------------
Robert I. Kauffman                       Member of Management Committee of Fortress Investment
                                         Group LLC and Fortress Investment Holdings LLC
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Randal A. Nardone                        Member of Management Committee of Fortress Investment
                                         Group LLC and Fortress Investment Holdings LLC
--------------------------------------------------------------------------------------------------
Peter L. Briger                          Member of Management Committee of Fortress Investment
                                         Group LLC and Fortress Investment Holdings LLC
--------------------------------------------------------------------------------------------------
Michael E. Novogratz                     Member of Management Committee of Fortress Investment
                                         Group LLC and Fortress Investment Holdings LLC
--------------------------------------------------------------------------------------------------